EXHIBIT 7

Certification of Chief Financial Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Viceroy Exploration Ltd. (the "Registrant") on Form 40-F for the year ended December 31, 2005 (the "Annual Report"), I, John P. Fairchild, Chief Financial Officer of the Registrant hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	The Annual Report fully complies with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

By:	“John P. Fairchild”

Name:	John P. Fairchild

Title:	Chief Financial Officer

Date:	March 21, 2006

This certification accompanies the Annual Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Registrant for purposes of Section. 18 of the Securities Exchange Act of 1934.